August 21, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (702) 733-5620

Sheldon G. Adelson
Chairman of the Board,
 Chief Executive Office and Treasurer
Las Vegas Sands Corp.
3355 Las Vegas Sands Boulevard South
Las Vegas, Nevada 89109

        Re: Las Vegas Sands Corp.
                 Definitive 14A
                 Filed April 30, 2007
                 File No. 001-32373

Dear Mr. Adelson:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Committees, page 11

1. We note that the compensation committee operates under a written charter and has the authority to approve salaries and bonuses and other compensation matters for your officers. Please revise to clarify whether the committee has discretion to set or modify compensation and describe the role of management, if any, in setting compensation. In addition, please revise this section to provide a description of the committee's processes and procedures for consideration and determination of executive and director compensation. Refer to Item 407(e)(3) of Regulation S-K.

Corporate Governance, page 12

2. We note that you adopted a Code of Business Conduct and Ethics that applies to the company's directors, officers, employees and agents. In addition, we note that the audit committee approves all related-party transactions required to be disclosed in your public filings. Please describe your policies and procedures for the review, approval or ratification of any related-party transactions required to be disclosed in your public filings. Refer to Item 404(b) of Regulation S-K.

Compensation Discussion and Analysis, page 17

3. We note that you engaged a nationally recognized compensation consulting firm to conduct an analysis and provide independent insights regarding executive compensation. Please expand your disclosure to identify the consulting firm and describe the material elements of the instructions or directions given to it. Refer to Item 407(e)(3)(iii) of Regulation S-K.

4. You state on page 17 that the compensation committee undertook a comprehensive review of total compensation of executives among 16 companies in the gaming industry. Please expand your disclosure to identify all the companies with which you engaged in benchmarking compensation of your named executive officers and clarify whether you continue to benchmark compensation.

5. Throughout your Compensation Discussion and Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, on page 18, you state that base salary levels for executive officers are determined based on individual experience, responsibilities and tenure of each executive and are assessed relative to market levels. Analyze how the committee's consideration of these factors resulted in the amounts paid for each element and how that compared to the target median values or other benchmarks considered.

Elements of Executive Officer Compensation, page 17

6. We note that your executive officers are eligible for annual performance-based cash incentives under the company's Executive Cash Incentive Plan and long-term equity incentives under the company's 2004 Equity Award Plan. We further note that these incentives are contingent upon attaining predetermined EBITDAR-based performance targets and targeted EBITDAR-based goals. Please revise to disclose such performance targets and goals, including threshold, target and maximum levels. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of these targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific targets, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

7. We note that base bonus opportunities as well as the targeted total grant value of each executive officer's equity incentive award is subject to future increases as the company achieves higher annualized six-month EBITDAR levels. Please expand your disclosure to discuss and quantify the potential future increases.

8. We note that the EBITDAR-based performance targets are established annually by the compensation committee following consultation with your senior management. Please expand your disclosure to identify senior management and explain their role in establishing the performance targets.

9. You state on page 20 that the compensation committee retains the authority to adjust compensation in the case of unexpected, unusual or non-recurring events, even if this results in the payment of non-deductible compensation or otherwise award or pay non-deductible compensation if the committee deems it in the best interest of the company and its stockholders to do so. Please expand your disclosure to discuss this authority to adjust compensation and clarify whether the committee could award annual performance-based cash incentives under the company's Executive Cash Incentive Plan and long-term equity incentives under the company's 2004 Equity Award Plan regardless of whether predetermined targets have been attained.

10. We note the employment agreements with your executive officers and the 2004 Equity Award Plan provide for specified benefits under certain change of control and terminations of employment. In the Compensation Discussion and Analysis, please provide analysis explaining why you structured the terms and payout levels of these arrangements as you have and the rationale for decisions made in connection with these arrangements.

Sheldon G. Adelson
Las Vegas Sands Corp.
August 21, 2007
Page 4

Potential Payments Upon Termination or Change in Control, page 27

11. We note that in the event of a termination of employment of an executive officer by you without cause or a voluntary termination by an executive officer for good reason other than during the two-year period following a change in control you will be obligated to pay and provide certain benefits. Please expand your disclosure to briefly define "without cause," "good reason" and "change in control." In addition, please consider revising the table on page 29 to provide the aggregate payment amount to each executive officer under the various scenarios.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor